UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares par value of $0.00001 per share

(Title of Class of Securities)

109199109**

(CUSIP Number)

August 15, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 109199109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 109199109

1.	Names of Reporting Persons. Huiyan Yang
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 451,559 Class A ordinary shares (See Item 4) 20,000,000 Class B ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 451,559 Class A ordinary shares (See Item 4) 20,000,000 Class B ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 451,559 Class A ordinary shares (See Item 4) 20,000,000 Class B ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.66% of Class A ordinary shares (See Item 4) 20.0% of Class B ordinary shares (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 109199109

1.	Names of Reporting Persons. Ultimate Wise Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,000,000 Class B ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,000,000 Class B ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 Class B ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 109199109

1.	Names of Reporting Persons. Concrete Win Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 451,559 Class A ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 451,559 Class A ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 451,559 Class A ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.66% of Class A ordinary shares (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Bright Scholar Education Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Huiyan Yang

Ultimate Wise Group Limited

Concrete Win Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Huiyan Yang

c/o Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

Ultimate Wise Group Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

Concrete Win Limited

Palm Grove House, P.O. Box 438

Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Huiyan Yang – Hong Kong

Ultimate Wise Group Limited – British Virgin Islands

Concrete Win Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”)

Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”)

Item 2(e).	CUSIP No.:

109199109

CUSIP number 109199109 has been assigned to the ADSs of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of the filing date:

Reporting Person	Amount beneficially owned:	Percent of class(1):		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huiyan Yang	20,000,000 Class B Ordinary Shares(2)	20.0	%(4)	20,000,000 Class B Ordinary Shares(2)	0	20,000,000 Class B Ordinary Shares(2)	0
	451,559 Class A Ordinary Shares(3)	1.66	%(4)	451,559 Class A Ordinary Shares(3)	0	451,559 Class A Ordinary Shares(3)	0
Ultimate Wise Group Limited	20,000,000 Class B Ordinary Shares(2)	20.0	%(4)	20,000,000 Class B Ordinary Shares(2)	0	20,000,000 Class B Ordinary Shares(2)	0
Concrete Win Limited	451,559 Class A Ordinary Shares(3)	1.66	%(4)	451,559 Class A Ordinary Shares(3)	0	451,559 Class A Ordinary Shares(3)	0

(1)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 27,250,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of the filing date.

(2)	20,000,000 Class B Ordinary Shares held by Ultimate Wise Group Limited. Ms. Huiyan Yang is the beneficial owner and sole director of Ultimate Wise Group Limited.
(3)	451,559 Class A Ordinary Shares held by Concrete Win Limited. Ms. Huiyan Yang is the beneficial owner and sole director of Concrete Win Limited.
(4)

The 451,559 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares held by the reporting persons represent 16.07% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 27,250,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of the filing date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty votes and is convertible into one Class A Ordinary Share.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2018

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

CONCRETE WIN LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

HUIYAN YANG

By:	/s/ Huiyan Yang

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement